UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: June 27, 2014		Signed:	/s/ Paul Guthrie
	By:	Name:	Paul Guthrie
		Title:	Corporate Secretary

AMENDMENT TO AUTOMATIC SHARE PURCHASE PLAN

NOTICE IS HEREBY GIVEN THAT:

On March 28, 2014, Canadian Pacific Railway Limited (“CP”) announced that it entered into an automatic purchase plan (“Plan”) with its designated broker in connection with its share repurchase program to allow for purchases of its common shares during internal quarterly blackout periods when CP would not otherwise be permitted to trade in its shares. Such purchases are made at the sole discretion of the broker based on parameters established by CP prior to any blackout period. CP hereby advises that the trading parameters contained in the Plan are being amended by CP in accordance with the terms of the Plan. CP confirms that it does not possess knowledge of any material fact or material change in relation to the company, its commons shares or any of its other securities that has not been generally disclosed and that it is not in a “blackout period”. This notification is being filed pursuant to the terms of the Plan.

June 27, 2014